June 26, 2012

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                               The Macerich Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-12504

Dear Mr. Woody:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 4, 2012 regarding the above mentioned Form 10-K (the “2011 10-K”) for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

1.              We note your inclusion of same center net operating income in your press release.  Please tell us if you consider same-property net operating income to be a key performance indicator and if so, explain to us why you have not included a same-property analysis in your MD&A.

As noted in Response No. 2 of our letter dated April 28, 2011, same center net-operating income (“same center NOI”) is not considered by management to be a key performance indicator of operating performance.  We disclose same center NOI in our quarterly earnings releases because we believe it is useful to provide investors and analysts with an alternative measure that they can use to evaluate the performance of our centers and to compare our performance with those of other REITs.  Instead, as outlined in Response No. 1 of our letter dated June 23, 2011, the key performance indicators that we use and that investors may consider in analyzing our internal growth are tenant sales per square foot, occupancy rates of our centers and releasing spreads.  While each of the foregoing metrics is ultimately a factor in same center NOI, we do not believe that this fact causes same center NOI to be a key performance indicator.  Management considers growth in same center NOI to be a result of the key performance indicators mentioned above.  Management considers tenant sales, occupancy rates and releasing spreads to be more directly relevant to evaluating our business and analyzing our internal growth.  This is the reason we disclose tenant sales, occupancy rate and releasing spread information in our Annual Reports on Form 10-K and on a quarterly basis in each of our Quarterly Reports on Form 10-Q.

2.              Please provide us with more information regarding your same center pool.  Explain to us when Acquisition Properties, Joint Venture Centers and Redevelopment Centers are transferred into and out of the same center pool.  Additionally, tell us how you define a redevelopment center and how that differs from a center undergoing routine renovations.  Finally, confirm for us whether the Queens Center and FlatIron Crossing centers have been excluded from same center pool for both periods for purposes of comparing 2010 operations results to 2009.  Please enhance your disclosure in future filings to the extent necessary.

For comparison purposes, we define Same Centers as those Centers that are substantially complete and in operation for the entirety of both periods of the comparison.  Non-Same Centers for comparison purposes include recently acquired properties (“Acquisition Properties”), Centers that were deconsolidated due to a sale of a partial ownership interest (“Joint Venture Centers”) and those Centers that are going through a substantial redevelopment often resulting in our closing of a portion of the center (“Redevelopment Centers”).  Accordingly, we move a Center in and out of Same Centers based on whether the Center is substantially complete and in operation for the entirety of both periods of the comparison.  In “Management’s Overview and Summary” and in the introduction to the “Results of Operations” sections of our Management’s Discussion and Analysis included in each of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we identify the Centers that comprise each of our Same Centers, Acquisition Properties, Joint Venture Centers and Redevelopment Centers during the periods covered by the report.

We define redevelopment activity as major construction that is intended to significantly enhance the value of the Center and often involves the expansion of the Center and the closing of the Center or a portion of the Center for a period of time.  Conversely, renovation activity is defined as a periodic update and maintenance of the Center that is designed to maintain the Center’s value and typically does not involve the closing of the Center during the construction work.

We confirm that Queens Center and FlatIron Crossing were excluded from Same Centers for both 2009 and 2010 for purposes of comparison of those periods in our Annual Report on Form 10-K.  As we disclosed on pages 50-51 on our Form 10-K, the results of operation of these Centers were classified as Joint Venture Centers and were included in our consolidated Centers during 2009 until the sale of partial ownership interest in Queens Center on July 30, 2009 and FlatIron Crossing on September 3, 2009. Subsequent to the sale of the ownership interest in the Centers, the results of operation of each of these Centers have been included in “Equity in income of unconsolidated joint ventures.”

In future filings, we will provide more information regarding how we define the Centers included in our Same Centers, Redevelopment Centers, Acquisition Properties and Joint Ventures Centers consistent with our response above, and we will continue to identify the Centers that comprise each of these categories.

Financial Statements

Consolidated Statements of Cash Flows, page 74

3.              Please disclose a breakdown of your investment in real estate between amounts paid to acquire real estate from development and redevelopment activities.  In addition please explain to us how the cash outflows from acquisitions of property, development, redevelopment and property improvements reconciles to the table provided on page 56 of your filing.

The following is a breakdown of the amounts paid for acquisitions of property, development, redevelopment and property improvements:

	For The Years Ended December 31,
	2011	2010	2009
Acquisition of real estate	$125,105	$—	$—
Development and redevelopment	58,932	137,803	166,258
Property improvements	62,974	47,986	31,225
Total	$247,011	$185,789	$197,483

Our cash flows from acquisition of property, development, redevelopment and property improvements only includes cash outlays; whereas our table provided on page 56 in the Management’s Discussion and Analysis  section of our Annual Report on Form 10-K (“Capex Table”) also includes costs incurred, including debt assumed and other noncash items as well as deferred leasing costs.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Property, page 77

4.              Please provide us and disclose in future filings more detail regarding your capitalization policies.  Please discuss the types of indirect costs that are capitalized as part of development and redevelopment activities, the amounts capitalized during the current period and your methodology for determining the amounts that are capitalizable.

We capitalize direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate investments as a cost of the property.  Indirect costs include real estate taxes, insurance and certain shared administrative costs. In assessing the amounts of direct and indirect costs to be capitalized, allocations are made to projects based on estimates of the actual amount of time spent on each activity. Indirect costs not clearly associated with specific projects are expensed as period costs.  Capitalized indirect costs are allocated to development and redevelopment activities based on the square footage of the portion of the building not held available for immediate occupancy.  In 2011, we capitalized $6.4 million of indirect costs to projects.  If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once work has been completed on a vacant space, project costs are no longer capitalized.  For projects with extended lease-up periods, we end the capitalization when significant activities have ceased, which does not exceed the shorter of a one-year period after the completion of the building shell or when the construction is substantially complete.

In future filings, we will provide more detail regarding our capitalization policies consistent with our response above.

Acquisitions, page 78

5.              Please tell us, and expand your disclosure to discuss, your policy for accounting for acquisition costs.

Our policy is to immediately expense costs associated with business combinations as period costs.  In future filings we will disclose this policy.

4. Investments in Unconsolidated Joint Ventures, page 84

6.              We note that you acquired an additional ownership interest in Kierland Commons during 2011.  Given that it does not appear that a change in control occurred as a result of the transaction, explain to us why the acquisition of an additional interest in the joint venture resulted in a remeasurement gain.  Reference is made to ASC Topic 805-10-25-9.

We own a 50% interest in Kierland Commons Investment LLC (“KCI”) and account for this investment under the equity method of accounting.  As a result of the above referenced transaction, KCI obtained control of PHX/AZ Kierland Commons, L.L.C. (“Kierland Commons”).

As a result of the acquisition in 2011, KCI’s ownership interest increased from a 49% interest in Kierland Commons to a 100% ownership interest in Kierland Commons.  Therefore, KCI acquired a controlling interest in Kierland Commons and accounted for the acquisition as a business combination achieved in stages in accordance with ASC 805-10-25-9.  In accounting for the business combination, KCI recognized a remeasurement gain of $25 million based on the acquisition date fair value and its previously held investment in Kierland Commons.  Our pro rata share of the gain recognized by KCI was $12.5 million and was included in our equity in income from unconsolidated joint ventures.

7.              It appears that you acquired a greater than 50% interest in Arrowhead Towne Center and Superstition Springs Center during 2011.  Please provide us with a summary of the substantive participation rights of the outside partner which resulted in you continuing to account for your investments in these centers using the equity method of accounting.

The operating agreement of both Arrowhead Towne Center and Superstition Springs Center provide that all decisions must be approved by equity holders owning not less than 66.7% percent, a majority vote.  However, if an individual equity holder acquires a 66.7% percentage interest or more, the majority vote shall require consent of equity holders owning not less than 85%.  Since we own a 66.7% ownership interest, we are subject to the 85% threshold, effectively granting the outside partner veto rights as the minority equity owner.

Therefore, due to the rights provided in the operating agreements of the joint ventures, our minority partner must approve the selection, termination and compensation of the management that is responsible for directing the operations of the joint venture.  In addition, the minority partner has the right to approve or veto the operating and capital decisions of the joint ventures, including budgets, in the ordinary course of business.  Capital expenditures due to leasing, reinvestment and financing activities of the properties are significant and must also be approved by the minority partner.  All of these items represent the most important decisions of these joint ventures.  Accordingly, we determined that the minority partners in both of the joint ventures have substantive participation rights.

8.              We note that you acquired a controlling interest in six properties as a result of the SDG Transaction.  Please explain to us why you have classified the remeasurement gain recognized as a result of this transaction as a component of equity in income of unconsolidated joint ventures.

In connection with the SDG Transaction, the partners of SDG Macerich Properties, L.P. (“SDG”) agreed to dissolve the joint venture.  The winding down of SDG resulted in six of the eleven properties owned by SDG being distributed to us and the remaining five properties being distributed to an outside partner.  SDG accounted for the distribution of the properties in accordance with ASC 845-10-30-10.  Under that guidance, the nonreciprocal transfers of nonmonetary assets to owners shall be accounted for at fair value if the fair value of the nonmonetary assets distributed is objective, measureable and would be clearly realizable to the distributing company in an outright sale at or near the time of the distribution.  The fair value of the properties were objectively measurable as the assets are shopping center properties where the value is determinable within the marketplace and in this case based on formal valuations prepared by outside appraisers.  The properties could have been held for sale by SDG and given the active market we would have expected that they would have sold at or near the time of the distribution for amounts at or near the appraised value.  Therefore, SDG recorded a remeasurement gain based on the difference of the fair value of the properties distributed and their carrying values.  We recognized our share of the gain through equity in income from the unconsolidated joint venture.

6. Property, page 90

9.              Please provide us with more information regarding the $45 million impairment charge recorded during the current year.  In your response tell us the property that experienced an other than temporary impairment and the reasons for the decline in fair value.  Please expand your disclosures to include this information.

During the year ended December 31, 2011, we recorded an impairment charge of $19.7 million related to The Borgata, a community center in Scottsdale, Arizona.  This impairment was triggered by our decision in December 2011 to dispose of the property rather than to hold it on a long-term basis.  In December 2011, we entered into an agreement to sell the property to a third party at a price below our carrying value.  We therefore wrote down the value of the long lived assets to our estimate of fair value, which was based on the anticipated sale price.  The sale of The Borgata was completed during the quarter ended June 30, 2012 at a value consistent with our estimated fair value at December 31, 2011.  The remaining impairment charge of $25.7 million is related to the write-off of our costs to develop a mall in Scottsdale Arizona.  In December 2011, we decided to abandon the project as we determined that we were unable to earn an acceptable rate of return.

In future filings, we will provide more detailed information regarding properties that experience an other than temporary impairment and the reasons for the decline in fair value consistent with our response above.

16. Acquisitions, page 103

10.       For each significant acquisition disclosed, please explain to us how the allocation of values to net assets reconciles to the purchase price.

In our acquisitions footnote, we disclosed the acquisitions of Desert Sky Mall, Superstition Springs Land, Fashion Outlets of Niagara, SDG Acquisition Properties and a freestanding Kohl’s store at Capitola Mall.

The Superstition Springs Land was acquired in connection with an exchange of properties (referred to in our financial statements as the GGP Exchange) and therefore does not have a purchase price.  The SDG Acquisition Properties were recorded at fair value but were received in a distribution from an equity method investee and therefore did not have a purchase price.  The following is a reconciliation of the remaining acquisitions to their purchase price:

		Fashion
	Desert Sky	Outlets of	Capitola
	Mall	Niagara	Kohl’s
Fair value of net assets	$8,267	$79,286	$28,500
Assumption of outside partner’s share of debt	25,750	—	—
Assumption of mortgage note payable	—	121,421	—
Estimate of contingent consideration	—	14,786	—
Less the carrying value of our equity method investment in the property	(6,392)	—	—
Less acquisition costs	—	(707)	—

Purchase Price	$27,625	$214,786	$28,500

Management determined that the reconciliation above was neither quantitatively nor qualitatively material, accordingly no disclosure was made in the notes to our consolidated financial statements.

11.       Tell us how you have met the disclosure requirements of ASC Topic 805-10-50-2(h)(3).

The aggregate pro forma revenues for our 2011 acquisitions were $81 million for 2010, or 11% of the reported consolidated revenues for the year ended December 31, 2010.  We determined that the pro forma amount of revenues was immaterial and therefore no pro forma disclosure was necessary. Furthermore, a majority of the properties acquired during 2011 were from joint ventures that were previously accounted for under the equity method.  The incremental earnings on a pro forma basis were $0.7 million or 3% for the year ended December 31, 2010. We determined such amounts were neither quantitatively nor qualitatively material to the consolidated financial statements taken as a whole, accordingly no pro forma disclosure was made in the notes to the our consolidated financial statements.

In making these responses, the Company acknowledges that:  the Company is responsible for the adequacy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

THE MACERICH COMPANY

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President and
Chief Financial Officer